Exhibit 99.1

Wins Finance Holdings Inc. Reports Unaudited Financial Results for the Six Months Ended December 31, 2020

BEIJING and NEW YORK, April 30, 2021 -- Wins Finance Holdings Inc. ("Wins Finance" or the "Company") (OTC: WINS), an integrated financing solution provider that provides integrated financing solutions to small and medium enterprises ("SMEs") in China, today announced its unaudited financial results for the first six months ended December 31, 2020.

Fiscal Six Months Ended December 31, 2020 - Financial and Operational Summary

•	Direct financing lease interest income was $0.8 million, compared to $3.8 million for the corresponding period ended December 31, 2019.

•	Interest income on securities-held to maturity was nil, compared to nil for the corresponding period ended December 31, 2019.

•	Income from the financial guarantee services was nil, compared to nil for the corresponding period ended December 31, 2019.

On December 31, 2020, Wins Finance and Shanghai Guyuan signed an asset disposal agreement, pursuant to which on January 6, 2021, Wins Finance, sold its entire interest in Shanxi Jinchen Agriculture Ltd. (“Jinchen Agriculture”) (including its subsidiary Shanxi Dongsheng Finance Guarantee Co., Ltd. (“Dongsheng Guarantee”)) to Shanghai Guyuan (the “Purchaser”) in exchange for the Purchaser assuming the obligations of Jinchen Agriculture.

Therefore, on June 9, 2020, the Changzhi Public Security Bureau (the “Bureau”) froze the assets of Jinchen Agriculture and its subsidiary Dongsheng Guarantee. Our legal counsel was unable to determine the cause of the freeze as the authorities did not provide us with this information, and our legal counsel advised us that we no longer have control of the assets or operations of both Jinchen Argiculture and Dongsheng Guarantee. Consequently, the Company’s Board of Directors voted to dispose of Jinchen Agriculture and Dongsheng Guarantee.

Therefore, due to the disposal of Jinchen Agriculture and its subsidiary Dongsheng Guarantee, our operations no longer includes the financial guarantee business, which helped to facilitate SMEs financing opportunities by acting as a guarantor to secure credit facilities from lending banks and other financial institutions. Consequently, at present the main focus of our operations is our financial leasing business as well as the revamping of our financial advisory services business. Although our financial lease business has been unaffected by the disposal of our financial guarantee business, and it continues to operate normally, our overall operations now lack its previous diversification. Along with these changes, the Company is developing a new business model to further diversify its business and enhance its ability to manage risk.

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In view of the slowdown in the Chinese economy and the impact of COVID-19, lessees’ ability to repay their rental expenses was significantly impaired. We continue to be cautious about securing new leasing customers to maintain the growth in the current economic environment. We have instituted further risk controls to mitigate the risks inherent in our financial leasing business and strengthen the recovery of our lease receivables. In addition, we are intent upon expanding our financing channels, developing new strategies to increase our cash flow and seeking out strategic investors to invest in our Company to help fund our initiatives. China’s GDP growth in the first quarter of 2021 increased 18.3% year-over-year but only experienced 0.6% growth in the first quarter of 2021 as compared to the fourth quarter of 2020. Therefore, while the outlook for growth appears to be encouraging overall for China’s economy, certain sectors of the real economy may be subject to a slowing economic climate as indicated by the sequential GDP data. Due to our focus on SMEs, we believe that we may experience an uncertain climate for growth but believe that we will be able to weather this potentially challenging economic environment.

Financial Results for the Six Months Ended December 31, 2020

We currently offer the following principal products and services to our customers, which primarily constitute SMEs: (1) financial leasing; and (2) financial advisory and agency services.

Direct financing lease interest income

Direct financing lease interest income generated from payments under direct financing leases with customers was $0.8 million for the six months ended December 31, 2020, a decrease of $3.0 million, or 78.6%, as compared to $3.8 million for the six months ended December 31, 2019. The decrease was primarily attributable to slowdown in China's economy due to the impact of the global COVID-19 pandemic.

Non-interest expenses

Non-interest expense was $1.0 million for the six months ended December 31, 2020, as compared to non-interest expense of $0.7 million for the six months ended December 31, 2019. The increase was mainly due to the increase in legal and audit fees during the six months ended December 31, 2020.

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Income taxes

Income tax credit was an income tax credit of $0.9 million for the six months ended December 31, 2020, a decrease of $0.9 million as compared to an income tax credit of $1.8 million for the six months ended December 31, 2019. The decrease was attributable to the decrease in taxable income which excluded tax exempt interest income from short-term investments.

Net income (loss)

Net loss was $14.6 million for the six months ended December 31, 2020, a decrease of $14.9 million as compared to net income of $0.3 million for the six months ended December 31, 2019. The decrease was mainly due to the disposal of Jinchen Agriculture and its subsidiary Dongsheng Guarantee.

Financial Impact of the Disposal of the Financial Guarantee Business

As a result of the disposal ofJinchen Agriculture and its subsidiary Dongsheng Guarantee, they are not included in our unaudited financial statements for the six months ended December 31, 2020 as presented in the following pages.

For the six months ended December 31, 2020, the disposal of Jinchen Agriculture and its subsidiary Dongsheng Guarantee resulted in a reduction in the Company’s assets and liabilities for the unaudited six-month period ending December 31, 2020 as compared to its audited fiscal year end (FYE) financial results ended June 30, 2020. Total assets were $48.9 million as of December 31, 2020, a decrease of $160.9 million, or 76.7%, as compared to FYE 2020. Total liabilities were $11.5 million as of December 31, 2020, a decrease of $1.9 million, or 14.0%, as compared to $13.4 million as of FYE 2020. Shareholders’ equity was $37.4 million as of December 31, 2020, a decrease of $158.97 million, or 81.0%, as compared to $196.3 million as of FYE 2020.

As of fiscal year end June 30, 2020, the assets and the liabilities of the disposal group were classified as ‘held for sale’ and were $163.3 million and $3.0 million, respectively. The disposal of these assets have had a material and adverse effect on our financial results, but the Company’s other businesses have been unaffected by the disposal and continue to operate normally.

Current Outlook

The first six months of fiscal 2021 has been a period of transition for the Company given its disposal of its financial guarantee business as well as the lingering economic impact of the COVID-19 pandemic. We are now even more focused upon achieving our core mission which is to help SMEs in China with their funding needs while offering this constituency creative solutions across a wider financial spectrum. We will seek leasing clients across China rather than on strictly a regional or local basis and plan to (1) focus on a few specific industries with experience and connections, such as clean energy, electric vehicles, education equipment and medical devices; and (2) to revitalize our advisory services business through innovative solutions and long-term capital funding planning. We plan upon working harder than ever to achieve sustainable results to both restore and reward our shareholders’ confidence in a niche sector where we believe we are well positioned and have the opportunity to achieve substantial market share.

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As China's economy gradually recovers and the impact of COVID-19 gradually dissipates, we view the challenging business environment as an opportunity to make positive changes to our operating model that will enable us to both weather current conditions and prepare us for new growth opportunities. Further, we plan to actively expand new business channels and seek new strategic partners to establish a financial ecosystem. Due to the disposal of our financial guarantee business, we are expanding our leasing operation and will be seeking leasing opportunities and clients across China rather than on strictly a regional or local basis. With these objectives in mind, management plans upon being more cautious in choosing customers and stricter in assessing our business and financial risk.

We believe that our operating experience and enhanced risk management protocols will ultimately help to propel growth once business conditions normalize and our competitive position in our sector continues to strengthen. However, we note that the period-to-period financial results of this sector is affected by the complexity, uncertainties and changes in China’s economic conditions as well the regulations governing the industry and can cause fluctuations in our periodic operating and financial results.

About Wins Finance Holdings Inc.

Wins Finance Holdings Inc. (“Wins Finance”) is an integrated financing solution provider that assists Chinese small and medium enterprise (SMEs) that have limited access to financing and enables them to obtain funding for business development. The Company is focused on identifying value accretive investment opportunities and assets in China and the United States that can be enhanced through the strategic engagement of its management team and its familiarity with the Chinese investment community to help generate long-term value for shareholders. Wins Finance believes that it is well positioned to leverage its expertise and existing operations in China to build a comprehensive platform for the provision of lending and other financing solutions to China’s under-served SMEs segment. For more information, please visit www.winsholdings.com.

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Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties. Further information regarding these and other risks are described in the Company’s Annual Report on Form 20-F for the year ended June 30, 2020 and in the Company’s other filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

Company Contacts:

Wins Finance Holdings Inc.
1177 Avenue of the Americas

5th Floor
New York, NY 10036
E-mail: info@winsholdings.com

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WINS FINANCE HOLDINGS INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31, 2020		Audited June 30, 2020

ASSETS
Cash		$29,052		$38,820
Restricted cash (Note 4)				-
Investment securities-held to maturity (Note 5)				-
Net investment in direct financing leases (Note 6)		14,574,180		16,958,300
Interest receivable				-
Operating lease, right-of-use asset (Note 7)		68,646		63,356
Property and equipment, net (Note 8)		28,309		26,592
Deferred tax assets, net (Note 17)		27,977,211		24,474,583
Other assets (Note 9)		3,106,017		2,054,907
Non-marketable investment (Note 3)		3,065,181		2,828,963
Assets of disposal group classified as held for sale				163,251,052
TOTAL ASSETS		$48,848,596		$209,696,573

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Bank loans for capital lease business (Note 10)	$		$
Other loans for capital lease business (Note 10)
Interest payable		5,621		8,320
Income tax payable (Note 17)		2,005,387		1,423,022
Deposits from direct financing leases		5,690,818		5,294,690
Operating lease liability-current				47,904
Other liabilities (Note 11)		3,257,079		3,157,021
Due to related party (Note 18)		464,204		464,000
Operating lease liability-non-current (Note 7)		59,601		7,103
Liabilities of disposal group classified as held for sale (Note 20)				2,949,836
Total Liabilities		$11,482,710		13,351,896

Stockholders’ Equity
Common stock (par value $0.0001 per share, 100,000,000 shares authorized; 19,837,642 issued and outstanding at June 30, 2019 and 2018) (Note 13)		$1,984		1,984
Additional paid-in capital		37,988,023		211,934,432
Statutory reserve (Note14)		939,297		4,687,085
Retained earnings		(1,263,735)		9,557,212
Accumulated other comprehensive loss		(299,683)		(29,836,034)
Total Stockholders’ Equity		37,365,886		196,344,677
TOTAL LIABILITIES AND EQUITY		$48,848,596		$209,696,573

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WINS FINANCE HOLDINGS INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND

COMPREHENSIVE INCOME (LOSS)

	For six months ended December 31,
	2020	2019
Direct financing lease income
Direct financing lease interest income	$816,274	$3,811,402
Interest expense for direct financing lease	61,483	(947,616)
Business collaboration fee and commission expenses for leasing projects	(68,342)	(68,342)
Provision for lease payment receivable	(2,556,731)	(3,596,624)
Net direct financing lease interest income after provision for receivables	$(1,747,316)	$(801,180)
Financial advisory and lease agency income	-	-
Net revenue	$(1,747,316)	$(801,180)
Non-interest income
Interest on investment securities-held to maturity	-
Total non-interest income	$-	$
Non-interest expense
Business taxes and surcharges	(460)	(5,477)
Salaries and employee charges	(405,228)	(310,678)
Rental expenses	(54,006)	(43,816)
Other operating expenses	(515,654)	(372,295)
Total non-interest expense	$(975,348)	$(732,266)
Income before taxes	(2,722,664)	(1,533,446)
Income tax credit	959,003	1,872,131
NET (LOSSES)/INCOME FRROM CONTINUING OPERATION	$(1,763,661)	$(338,685)
Income from discontinued operation	$(12,805,074)
Total Net (Losses)/Income	(14,568,735)	338,685
Other comprehensive income (loss)
Foreign currency translation adjustment	(49,966,235)	1,018,810
COMPREHENSIVE (LOSS)/INCOME	$(64,534,970)	$1,357,495
Weighted-average ordinary shares outstanding
Basic	19,837,642	19,837,642
Diluted	19,837,642	19,837,642
Earnings per share
Basic	$(0.73)	$0.02
Diluted	$(0.73)	$0.02
From continuing operation	$(0.09)	$0.02
From discontinued operation	$(0.65)	$-

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